UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CEMPRA, INC.

(Name of Registrant as specified in its charter)

Delaware	001-35405	45-4440364
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6320 Quadrangle Drive, Suite 360

Chapel Hill, NC 27517

(Address of principal executive offices)

(919) 313-6601

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: October 24, 2017

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

October 24, 2017

This Information Statement is being mailed to holders of record, as of September 29, 2017, of shares of common stock, par value $0.001 per share, of Cempra, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

ALTHOUGH WE ARE SEEKING YOUR PROXY TO VOTE IN FAVOR OF THE PROPOSALS SET FORTH IN THE PROXY STATEMENT MAILED ON OR ABOUT OCTOBER 5, 2017, TO STOCKHOLDERS OF RECORD AS OF SEPTEMBER 29, 2017, THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

If you have questions about or would like additional copies of this Information Statement, you should contact Cempra, Inc.’s Investor Relations Department at 6320 Quadrangle Drive, Suite 360, Chapel Hill, North Carolina 27517; telephone: (919) 313-6601.

By Order of the Board of Directors of Cempra, Inc.

Mark W. Hahn
Secretary

October 24, 2017

Chapel Hill, North Carolina

INTRODUCTION

This Information Statement is being mailed to the holders of record as of September 29, 2017 of shares of common stock, par value $0.001 per share (our “Common Stock”), of Cempra, Inc., a Delaware corporation (“Cempra,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of Cempra’s Board of Directors (the “Board”) that is expected to occur in connection with the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of August 8, 2017, as amended on September 6, 2017 and October 24, 2017 (as so amended and as may be further amended from time to time, the “Merger Agreement”) among Cempra, Castle Acquisition Corp., a wholly owned subsidiary of Cempra, and Melinta Therapeutics, Inc. (“Melinta”).

Upon the terms and subject to the conditions of the Merger Agreement, Castle Acquisition Corp. will merge with and into Melinta (the “Merger”). The Merger Agreement provides that upon the consummation of the Merger the separate existence of Castle Acquisition Corp. shall cease. Melinta will continue as the surviving corporation, will be renamed and will be a wholly owned subsidiary of Cempra. Immediately following the effective time of the Merger (the “Effective Time”), Melinta stockholders are expected to own, on a fully-diluted basis as calculated under the treasury stock method, approximately 51.9%, and Cempra stockholders are expected to own approximately 48.1%, of Cempra Common Stock. The final number of shares and the resulting ownership split between Cempra stockholders and Melinta stockholders will be subject to adjustments at the closing of the Merger based on Cempra’s cash levels (net of debt and transaction expenses) and Melinta’s debt levels (above a permitted amount) and transaction expenses. References in this Information Statement to the “combined company” are to Cempra and Melinta, where appropriate together with their respective subsidiaries, following the completion of the Merger.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which has been filed as Annexes A-1 and A-2 to Cempra’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2017 and supplemented on October 24, 2017 (the “Definitive Proxy”).

Although we are separately seeking your proxy to vote in favor of the proposals set forth in the Definitive Proxy, no action is required by our stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten days following the mailing of this Information Statement. This Information Statement is being mailed to our stockholders of record as of September 29, 2017 on or about October 24, 2017.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Cempra filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of September 29, 2017, there were 52,509,281 shares of our Common Stock issued and outstanding. Although we are separately seeking your proxy to vote in favor of the proposals set forth in the Definitive Proxy, no vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of Melinta common stock will be converted into and exchanged for the right to receive a number of shares of Cempra Common Stock equal to the exchange ratio calculated in accordance with the Merger Agreement, except that shares held by stockholders who do not meet the definition of an “accredited investor” under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), will receive a per-share cash payment based on the closing price of Cempra Common Stock on the closing date of the Merger multiplied by the exchange ratio. The exact exchange ratio per share of Melinta common stock will be based in part on the number of shares of Melinta’s and Cempra’s common stock outstanding or issuable pursuant to outstanding options and warrants immediately prior to the Effective Time and the volume weighted average closing price of Cempra Common Stock on the NASDAQ Global Market for the ten trading days preceding the closing of the Merger, and will not be calculated until the closing date of the Merger. Immediately following the Effective Time, Melinta will become our wholly owned subsidiary and the former stockholders of Melinta are expected to collectively hold approximately 51.9% of our Common Stock. The final number of shares and the resulting ownership split between Cempra stockholders and Melinta stockholders will be subject to adjustments at the closing of the Merger based on Cempra’s cash levels (net of debt and transaction expenses) and Melinta’s debt levels (above a permitted amount) and transaction expenses.

The transactions contemplated by the Merger Agreement are intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We anticipate that the shares of our Common Stock issued to the former Melinta stockholders will be issued in reliance upon exemptions from registration pursuant to Section 4(2) or Regulation D under the Securities Act.

At the effective time of the Merger, the Board will be reconstituted. The combined company will initially have a nine-member board of directors, comprised of four directors designated by Cempra, four directors designated by Melinta (one of whom will be chairman of the Board, designated by Melinta) and a newly appointed Chief Executive Officer, who will be jointly chosen by Cempra and Melinta pursuant to the terms of the Merger Agreement (provided that if a jointly chosen Chief Executive Officer is not appointed as of the closing of the Merger, the initial chairman of the Board (or another person unanimously agreed by the CEO selection committee) will serve as interim Chief Executive Officer). Each Board committee will initially be comprised of two Cempra designees and two Melinta designees. Cempra has designated David Gill, John H. Johnson, Garheng Kong and David Zaccardelli as its director nominees. Melinta has designated Kevin T. Ferro, Jay Galeota, Cecilia Gonzalo and Thomas P. Koestler as its director nominees.

Because of the issuance of securities contemplated by the Merger Agreement as well as the reconstitution of the Board, at the Effective Time there will be a change of control of Cempra.

Completion of the transactions contemplated by the Merger Agreement is subject to the satisfaction of certain conditions and compliance with regulatory requirements, as set forth in the Merger Agreement. There can be no assurance that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following sets forth, as of the Effective Time, the name, age, positions, and experience of the current directors of Cempra who will continue to serve as directors following the Merger.

Name	Age	Position
David Gill	62	Director
John H. Johnson	59	Director
Garheng Kong, M.D., Ph.D.	42	Chairman of the Board of Directors (until the Effective Time)
David Zaccardelli, Pharm.D.	52	Acting Chief Executive Officer (until the Effective Time); Director

David Gill—Mr. Gill joined Cempra’s board of directors in April 2012. Mr. Gill served as chief financial officer of EndoChoice Holdings, Inc. (NYSE: GI), a publicly traded medical device company from August 2014 to November 2016, and as president and chief operating officer from March 2016 to November 2016. He served as the chief financial officer of INC Research Holdings Inc (NASDAQ: INCR), a clinical research organization, from February 2011 to August 2013, and served as a board member and audit committee chairman of INC Research from 2007 to 2010. From March 2009 to February 2011, Mr. Gill was the chief financial officer of TransEnterix (NYSEMKT: TRXC), a then private medical device company. From July 2005 to November 2006, Mr. Gill was chief financial officer and Treasurer of NxStage Medical, Inc. (NASDAQ: NXTM), a publicly traded dialysis equipment company. He currently serves as a director and chair of the audit committee of Histogenics Corporation (NASDAQ: HSGX), a regenerative medicine company, positions he has held since February 2015. From 2006 to 2011, he served on several public and private company boards of directors, including those of LeMaitre Vascular (NASDAQ: LMAT), a publicly traded medical device company, and IsoTis, Inc., a publicly traded orthobiologics company that was acquired by Integra LifeSciences Holdings Corporation in October 2007. From January 2002 to May 2005, Mr. Gill served as senior vice president and chief financial officer of CTI Molecular Imaging, Inc., a publicly traded medical imaging company, until its sale to Siemens AG. Mr. Gill has led initial public offerings for four companies and has raised more than $600.0 million in equity and $600.0 million in debt over his career. Mr. Gill holds a B.S. degree, cum laude, in Accountancy from Wake Forest University and an M.B.A. degree, with honors, from Emory University. Mr. Gill was formerly a certified public accountant. Among other experience, qualifications, attributes and skills, Mr. Gill’s education and experience in accounting and finance, and his service as an officer and as a director of various publicly traded companies led to the conclusion of Cempra’s board of directors that he should serve as a director of Cempra in light of Cempra’s business and structure.

John H. Johnson—Mr. Johnson has served on Cempra’s board of directors since June 2009. He served as president and chief executive officer of Dendreon Corp., a publicly traded biotechnology company (NASDAQ: DNDN), from February 2012, became chairman in July 2013, and served as chairman until June 2014 and president and chief executive officer until August 2014. He served as the chief executive officer and as a director of Savient Pharmaceuticals, Inc., a company that developed and commercialized specialty pharmaceuticals, from 2011 to January 2012. Mr. Johnson was senior vice president of Eli Lilly (NYSE: LLY) and Company and president of Lilly Oncology, Eli Lilly’s oncology business unit, from 2009 to 2011. From 2007 to 2009, Mr. Johnson was chief executive officer of ImClone Systems Incorporated, a biopharmaceutical development company, and was also a member of ImClone’s board of directors until it became a wholly owned subsidiary of Eli Lilly in 2008. From 2005 to 2007, Mr. Johnson served as company group chairman of Johnson & Johnson’s Worldwide Biopharmaceuticals unit. Mr. Johnson served as chairman of the board of Tranzyme, Inc. (NASDAQ: TZYM), a publicly traded biopharmaceutical company, from December 2010 until July 2013. Mr. Johnson serves as the chairman of the board of Strongbridge Biopharma PLC (NASDAQ: SBBP), a global biopharmaceutical company, and also serves as lead independent director of Sucampo Pharmaceuticals, Inc. (NASDAQ: SCMP), a global biopharmaceutical company, Portola Pharmaceuticals, Inc. (NASDAQ: PTLA), a biopharmaceutical company, and Histogenics Corporation (NASDAQ: HSGX), a regenerative medicine company. Mr. Johnson holds a B.S. in Education from East Stroudsburg University of Pennsylvania. Among other experience, qualifications, attributes and skills, Mr. Johnson’s leadership roles in large pharmaceutical organizations led to the conclusion of Cempra’s board of directors that he should serve as a director of Cempra in light of Cempra’s business and structure.

Garheng Kong, M.D., Ph.D.—Dr. Kong has served on Cempra’s board of directors since September 2006 and as chairman of Cempra’s board of directors since November 2008. Dr. Kong has been the managing partner of Sofinnova Healthquest, a healthcare investment firm, since July 2013. He was a general partner at Sofinnova Ventures, a venture firm focused on life sciences, from September 2010 to December 2013. From 2000 to September 2010, he was at Intersouth Partners, a venture capital firm, most recently as a general partner, where he was a founding investor or board member for various life sciences ventures, several of which were acquired by large pharmaceutical companies. Dr. Kong has also served on the board of directors of Histogenics Corporation (NASDAQ: HSGX), a regenerative medicine company, since July 2012, Alimera Sciences, Inc. (NASDAQ: ALIM), a biopharmaceutical company, since October 2012, has served on the board of Laboratory Corporation of America Holdings (NYSE: LH), a healthcare company, since December 2013, and has served on the board of StrongBridge BioPharma plc (NASDAQ: SBBP) since September 2015. Dr. Kong holds a B.S. from Stanford University. He holds an M.D., Ph.D. and M.B.A. from Duke University. Among other experience, qualifications, attributes and skills, Dr. Kong’s knowledge and experience in the venture capital industry and his medical training led to the conclusion of Cempra’s board of directors that he should serve as a director of Cempra in light of Cempra’s business and structure.

David Zaccardelli, Pharm.D.—Dr. Zaccardelli has served on Cempra’s board of directors since August 2016. He is the Acting Chief Executive Officer of Cempra, a position he has held since December 2016. From 2004 until 2016, Dr. Zaccardelli served in several senior management roles at United Therapeutics Corporation (NASDAQ: UTHR), including chief operating officer, chief manufacturing officer and executive vice president, pharmaceutical development and operations. Prior to joining United Therapeutics, Dr. Zaccardelli founded and led a startup company focused on contract pharmaceutical development services, from 1997 through 2003. From 1988 to 1996, Dr. Zaccardelli worked at Burroughs Wellcome & Co. and Glaxo Wellcome, Inc. in a variety of clinical research positions. He also served as director of clinical and scientific affairs for Bausch & Lomb Pharmaceuticals from 1996 to 1997. Dr. Zaccardelli currently serves on the board of directors of Evecxia, Inc. and CoreRx, Inc., both privately held companies. Dr. Zaccardelli received a Pharm.D. from the University of Michigan. Among other experience, qualifications, attributes and skills, Dr. Zaccardelli’s experience in the pharmaceutical industry led to the conclusion of Cempra’s board of directors that he should serve as a director of Cempra in light of Cempra’s business and structure.

Board of Directors Following the Merger

The following sets forth the name, age, position and experience of the directors of the combined company following consummation of the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by the party that designated such unavailable director, prior to the date the new directors take office. In addition to the proposed directors listed below, the Chief Executive Officer of the combined company, once selected by the CEO selection committee, will also be a member of the Board.

Name	Age	Position
Kevin T. Ferro	47	Director
Jay Galeota	51	Director
David Gill	62	Director

Name	Age	Position
Cecilia Gonzalo	43	Director
John H. Johnson	59	Director
Thomas P. Koestler, Ph.D.	66	Director
Garheng Kong, M.D., Ph.D.	42	Director
David Zaccardelli, Pharm.D.	52	Director

Kevin T. Ferro—Mr. Ferro has served as a member of Melinta’s board of directors since November 2012. He has served as the chief executive officer, chief investment officer and managing member of Vatera Holdings LLC, the manager of Vatera Healthcare Partners LLC, since April 2007. Mr. Ferro serves as chairman of the boards of ImmusanT, Inc. and Arisaph Pharmaceuticals, Inc. Beginning October 2012, Mr. Ferro served as a member of the board of directors for Pearl Therapeutics, Inc., and was chairman from December 2012 until its sale to AstraZeneca in June 2013, and he served as a member of the board of directors of Kos Pharmaceuticals, Inc. from 2004 until its sale to Abbott Laboratories in 2006. Mr. Ferro founded Ferro Capital LLC, an investment advisory firm, in 2001. Prior to that, Mr. Ferro was the Global Head of Alternative Investment Strategies for Commerzbank, one of Germany’s largest listed banks. Prior to Commerzbank, Mr. Ferro was a Vice President at D. E. Shaw & Co. LP. Mr. Ferro received an A.B. in Government from Harvard University. We believe that Mr. Ferro’s financial expertise and management experience, as well as his experience serving as a director of other pharmaceutical companies, qualify him to serve on our board of directors.

Jay Galeota—Mr. Galeota has served as the president and chief operating officer of G&W Laboratories since 2016. From 1988 to 2016 Mr. Galeota served in many diverse positions at Merck & Co., Inc., where he was most recently chief strategy & business development officer and president, emerging businesses. From 2011 to 2016 he was president of hospital & specialty care at Merck and from 2009 to 2011, he served as senior vice president of global human health strategy and business development. Mr. Galeota started his career in Merck’s commercial organization, where he held various US and global leadership positions and led numerous brands and key product launches across a variety of therapeutic areas. Mr. Galeota holds a Bachelor of Science degree in biology from Villanova University and is a graduate of Harvard Business School’s Advanced Management Program. He currently serves on the boards of JFK Health System, the New Jersey Symphony Orchestra, and the Metuchen Edison Woodbridge YMCA. In addition, he is a guest lecturer at the Wharton School of the University of Pennsylvania. We believe that Mr. Galeota’s extensive experience in the pharmaceutical industry as a senior executive qualify him to serve on our board of directors.

David Gill—Mr. Gill is a current member of the Board, and his biographical information is set forth above under “Current Directors.”

Cecilia Gonzalo—Ms. Gonzalo has served as a member of Melinta’s board of directors since October 2015 and previously from February 2010 to November 2012. Ms. Gonzalo is a managing director of Vatera Holdings LLC, the manager of Vatera Healthcare Partners LLC, a position she has held since July 2015, where she is responsible for sourcing new investments and overseeing existing investments in the biopharmaceutical industry. From April 2013 to June 2015, Cecilia was a managing director at Essex Woodlands, a healthcare focused growth equity firm where she focused on investing across the healthcare sector in the US, Latin America and Europe. Ms. Gonzalo was previously a member and managing director of Warburg Pincus LLC and partner of Warburg Pincus & Co. from January 2010 to April 2013, a principal of Warburg Pincus LLC from January 2006 to December 2009 and an associate from August 2001 to December 2005, where she focused on healthcare investments in the pharmaceuticals, biotechnology and healthcare services sectors. Prior to Warburg Pincus, Ms. Gonzalo was an analyst at Goldman Sachs & Co., initially in the Investment Banking Division focusing on corporate finance and mergers and acquisitions transactions in Latin America, and then in the Principal Investment Area focusing on investments in the region. Ms. Gonzalo received an A.B. in Biochemical Sciences from Harvard College and her Master of Business Administration from Harvard Business School. Ms. Gonzalo is a board member and the treasurer of the Harvard Business School Healthcare Alumni Association. Ms. Gonzalo has served as a member of the board of directors of various companies, including Talon Therapeutics, Inc., Allos

Therapeutics Inc., Eurand N.V., LaVie Care Centers and Prestwick Pharmaceuticals, Inc., among others. We believe that Ms. Gonzalo possesses specific attributes that qualify her to serve as a member of our board of directors, including experience building, investing in and growing biotechnology companies. In addition, because Ms. Gonzalo has served on several boards of directors of public and private companies, we believe she has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

John H. Johnson—Mr. Johnson is a current member of the Board, and his biographical information is set forth above under “Current Directors.”

Thomas P. Koestler, Ph.D.—Dr. Koestler has served as a member of Melinta’s board of directors since November 2012 and was elected chairman of the board in April 2013. Dr. Koestler has served as an executive director of Vatera Holdings LLC, the manager of Vatera Healthcare Partners LLC, since February 2010. Dr. Koestler is also a member of the boards of directors of Momenta Pharmaceuticals Inc., ImmusanT, Inc. and Arisaph Pharmaceuticals, Inc. From March 2011 to April 2016 Dr. Koestler served as a member of the board of directors of Novo Nordisk A/S. From 2006 to 2009, Dr. Koestler served as executive vice president of Schering Corporation and president of Schering-Plough Research Institute, the pharmaceutical research and development arm of Schering-Plough Corporation, and served as executive vice president, global development, of Schering-Plough Research Institute from 2005 to 2006, and executive vice president of Schering-Plough Research Institute from 2003 to 2005. Before joining Schering-Plough, Dr. Koestler served as senior vice president and head of global regulatory affairs for Pharmacia Corporation from 2001 to 2003. Before that, Dr. Koestler was senior vice president and global head, drug regulatory affairs, compliance assurance, clinical safety and epidemiology for Novartis. Dr. Koestler received his B.S. from Daemen College and his Ph.D. in Medicine and Pathology from SUNY Buffalo, Roswell Park Memorial Institute. We believe that Dr. Koestler’s scientific expertise, his extensive experience in the pharmaceutical industry as a senior executive and his service as a director of other pharmaceutical companies qualify him to serve on our board of directors.

Garheng Kong, M.D., Ph.D.—Dr. Kong is a current member of the Board, and his biographical information is set forth above under “Current Directors.”

David Zaccardelli, Pharm.D.—Dr. Zaccardelli is a current member of the Board, and his biographical information is set forth above under “Current Directors.”

Executive Officers

Immediately following the Effective Time, Cempra will terminate the employment of its Acting Chief Executive Officer, Dr. David Zaccardelli, to be replaced by a newly appointed Chief Executive Officer, who will be jointly chosen by Cempra and Melinta pursuant to the terms of the Merger Agreement (provided that if a jointly chosen Chief Executive Officer is not appointed as of the closing of the Merger, the initial chairman of the Board (or another person unanimously agreed by the CEO selection committee) will serve as interim Chief Executive Officer).

Terms of Office

The combined company’s directors and officers will be appointed as of the Effective Time. Officers will be appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the combined company’s bylaws. The initial post-closing directors will be appointed for the terms described below or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the combined company’s bylaws. Directors will be divided into three staggered classes and each will be assigned to one of the three classes, to be determined prior to their appointment. At each annual meeting of the stockholders, beginning in 2018, a class of directors will be elected for a three-year term. Prior to the closing of the Merger but effective at the Effective

Time, the Board will increase the size of the Board to nine, and Kevin T. Ferro, Jay Galeota, David Gill, Cecilia Gonzalo, John H. Johnson, Thomas P. Koestler, Garheng Kong, David Zaccardelli and the combined company’s Chief Executive Officer (once named) will be appointed to the Board.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the Merger, other than our executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, none of our officers (existing or proposed) or our directors (existing or proposed) has, during the last ten years and as would be material to an evaluation of his or her ability or integrity:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not aware of any legal proceeding in which any director or officer (existing or proposed) or any of their affiliates is a party adverse to us or has a material interest adverse to us.

CORPORATE GOVERNANCE

The summary below reflects Cempra’s current policies and practices relating to corporate governance. Except as specifically noted below or otherwise in this Information Statement, it is the intent of Cempra and Melinta that the combined company will continue to operate in accordance with these policies and procedures until such time as they may be altered or amended by the Board.

Board Composition

Cempra’s Board currently consists of eight members. Cempra’s certificate of incorporation and bylaws provide for a classified board of directors, consisting of three classes. Directors are elected for three-year terms or until their successors are duly elected and qualified.

Cempra has historically separated the position of chairman of the Board, which position is currently held by independent director Garheng Kong, M.D., Ph.D., and that of the Chief Executive Officer, which position is currently held by David Zaccardelli, Pharm.D., who is serving as Cempra’s Acting Chief Executive Officer. While the Board believes that separation of these positions has served Cempra well, and intends to maintain this separation where appropriate and practicable, the Board does not believe that it is appropriate to prohibit one person from serving as both chairman and Chief Executive Officer.

Selection of Nominees for the Board of Directors

For information about the requirements for service on the Board and the process and criteria governing the Nominating and Governance Committee’s evaluation of potential director nominees, including submission of nominations by our stockholders, see the section entitled “Corporate Governance—Selection of Nominees for the Board of Directors” in the Definitive Proxy.

Board Committees

Cempra’s Board has established an Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act, a Compensation Committee and a Nominating and Governance Committee. In accordance with the terms of the Merger Agreement, following consummation of the Merger each committee will consist of two members designated by Cempra and two members designated by Melinta.

Cempra’s Board has undertaken a review of the independence of the proposed directors and has determined that all director designees (excepting the combined company’s Chief Executive Officer, once named) are independent within the meaning of Section 5605(a)(2) of the NASDAQ Marketplace Rules. The anticipated members of the Compensation Committee are all independent within the meaning of Section 5606(a)(2) of the NASDAQ Marketplace Rules.

Each of the above-referenced committees operates pursuant to a formal written charter. The charters for these committees, which have been adopted by the Board, contain a detailed description of the respective committee’s duties and responsibilities and are available on the Cempra website at www.cempra.com under the “Investor Relations—Corporate Governance” tab.

Audit Committee

For information about the Audit Committee, see the sections entitled “Corporate Governance—Audit Committee” and “Auditor and Audit Committee Matters” in the Definitive Proxy.

Compensation Committee

For information about the Compensation Committee, see the section entitled “Corporate Governance—Compensation Committee” in the Definitive Proxy.

Nominating and Governance Committee

For information about the Nominating and Governance Committee, see the section entitled “Corporate Governance—Nominating and Governance Committee” in the Definitive Proxy.

Risk Oversight

For information about the role of the Board and its committees in risk oversight, see the section entitled “Corporate Governance—Risk Oversight” in the Definitive Proxy.

Compensation Committee Interlocks and Insider Participation

Dr. Kong, Richard Kent, M.D. (a current member of Cempra’s Board) and P. Sherrill Neff (a current member of Cempra’s Board) served as members of the Compensation Committee during all of 2016. None of these individuals was at any time during 2016 or at any other time an officer or employee of Cempra. Dr. Prabhavathi Fernandes, Cempra’s President and Chief Executive Officer, participated in discussions regarding salaries and incentive compensation for all of the executive officers until her retirement in December 2016, except she was excluded from discussions regarding her own salary and incentive stock compensation. After becoming Cempra’s Acting Chief Executive Officer in December 2016, Dr. Zaccardelli participated in discussions regarding salaries and incentive compensation for all of the executive officers, except he was and is excluded from discussions regarding his own salary and incentive stock compensation. Prior to becoming Cempra’s Acting Chief Executive Officer, Dr. Zaccardelli, in his capacity as a director, would have been involved in board discussions of executive compensation between August and December 2016. No interlocking relationship exists between any current or anticipated member of the Compensation Committee and any member of any other company’s board of directors or compensation committee.

Information Regarding Meetings of the Board and Committees

For information about meetings of Cempra’s Board and its committees during the last fiscal year, see the section entitled “Corporate Governance—Information Regarding Meetings of the Board and Committees” in the Definitive Proxy.

Stockholder Communications

Stockholders may send any communications regarding Cempra business to the Board in care of Cempra’s Corporate Secretary at Cempra’s principal executive offices located at 6320 Quadrangle Drive, Suite 360, Chapel Hill, North Carolina 27517. Cempra’s Corporate Secretary will forward all such communications to the addressee.

EXECUTIVE COMPENSATION

For information about Cempra’s executive compensation for the last three fiscal years, see the section entitled “Compensation Discussion and Analysis” in the Definitive Proxy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

With respect to reviewing and approving related-party transactions, the Audit Committee reviews related-party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related-party transactions are those transactions to which Cempra is or may be a party in which the amount involved exceeds $120,000 annually, and in which any of the directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. The Audit Committee may approve a related-party transaction if it determines that the transaction is in Cempra’s best interests. Directors are required to disclose to the Audit Committee or Cempra’s full Board any potential conflict of interest, or personal interest in a transaction that the Board is considering. Executive officers are required to disclose any related-party transaction to the Audit Committee. Cempra also polls the directors on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, Cempra strives to ensure that the transaction is approved in advance and, if not approved in advance, it must be submitted for ratification as promptly as practical.

Other than in connection with the Merger and as disclosed in the Definitive Proxy, none of the following parties has, since the beginning of Cempra’s last fiscal year, had any material interest, direct or indirect, in any transaction with Cempra or in any presently proposed transaction that has or will materially affect Cempra:

•	Any of Cempra’s directors or officers;

•	Any person expected to be appointed as a director or officer following consummation of the Merger;

•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to Cempra’s outstanding shares of Common Stock;

•	Any of Cempra’s promoters; and

•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

For information about the beneficial ownership of Cempra Common Stock by the principal stockholders, directors and management of Cempra and Melinta, both prior to and as expected following consummation of the Merger, see the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Definitive Proxy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Cempra’s officers and directors and persons who own more than 10% of Cempra’s outstanding common stock to file reports of ownership and changes in ownership with the SEC. For information about these individuals’ compliance with Section 16(a), see the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance” in the Definitive Proxy.

WHERE CAN YOU FIND MORE INFORMATION

Cempra files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information Cempra files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. You can review Cempra’s electronically filed reports, proxy and information statements on the SEC’s web site at http://www.sec.gov or on Cempra’s web site at http://www.cempra.com. Information included on Cempra’s web site is not a part of this Information Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEMPRA, INC.

Dated: October 24, 2017	By:	/s/ Mark W. Hahn
	Name:	Mark W. Hahn
	Title:	Chief Financial Officer